UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

894648104

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Temnein Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Panthalassa Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 894648104

1	NAME OF REPORTING PERSON

Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN, HC

6

CUSIP No. 894648104

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 18, 2021 (the “Original Schedule 13D”), and as amended by each of Amendment No. 1 filed on May 4, 2021, Amendment No. 2 filed on May 7, 2021, Amendment No. 3 filed on June 11, 2021, Amendment No. 4 filed on November 2, 2021 and Amendment No. 5 filed on February 7, 2022 (Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, together with the Original Schedule 13D, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 6 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Panthalassa Ventures, L.P., a Delaware limited partnership (“Panthalassa”); (iv) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (v) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein, Panthalassa and OA, the “Reporting Persons”).

This Amendment No. 6 is being filed to amend and supplement Items 3, 4 and 5 of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D, is hereby amended and restated as follows:

Pangaea has expended an aggregate of approximately $1,217 of its investment capital to acquire the 200 shares of Common Stock beneficially owned by Pangaea.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 27, 2022, Pangaea withdrew its nomination of candidates for election to the Board at the Annual Meeting.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) (b) As of the filing date of this Amendment No. 6, the Reporting Persons, in total, beneficially own 200 shares of Common Stock (the “Shares”). The Shares represent less than 1% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 6 are calculated based upon the 23,713,657 shares of Common Stock outstanding as of May 16, 2022, as reported in the Issuer's Solicitation Statement on Schedule 14D-9 filed by the Issuer with the SEC on May 26, 2022. OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by any Reporting Person.

7

CUSIP No. 894648104

(d) Other than Pangaea, that beneficially holds shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) As of May 27, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

8

CUSIP No. 894648104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022

PANGAEA VENTURES, L.P.

By:	Ortelius Advisors GP I, LC, its general partner

By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

TEMNEIN VENTURES III, L.P.

By:	Temnein Advisors GP III, LLC, its general partner

By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

PANTHALASSA VENTURES, L.P.

By:	Panthalassa Ventures GP, LLC, its general partner

By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

ORTELIUS ADVISORS, L.P.

By:	Ortelius Management, LLC, its general partner

By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

/s/ Peter DeSorcy
Peter DeSorcy

9

CUSIP No. 894648104

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share

Pangaea ventures, L.P.

05/27/2022	(2,327,824)	$9.72

temnein ventures iii, L.P.

05/27/2022	(346,659)	$9.72